Exhibit 23.6

CONSENT OF EXPERT

I, Dale A. Deming, of Dale A. Deming, PE (a sole proprietorship) do hereby consent to the reference to the technical report titled “Johnson Camp Mine Project Feasibility Study”, Cochise County, Arizona, dated September 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report on the Registration Statement Amendment No. 1 on Form SB-2 dated November 26, 2007 (the “Registration Statement”) of Nord Resources Corporation.

I confirm that I have read the Registration Statement and that I have no reason to believe that there are any misrepresentations in the information contained in the Registration Statement that is derived from the Technical Report or within my knowledge as a result of the services that I performed to write the Technical Report.

I also consent to the use of my name in the Registration Statement.

Dated this November 26 day of 2007.

/s/ Dale A. Deming Dale
A. Deming, P.E.